MTU Aero Engines

RECEIVED

2008 JUL 21 A 10:37

CORPORATE FINANCE

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

08003894

Munich, July 11, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the purchase of own shares published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on July 2, 2008

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on July 2, 2008

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on July 2, 2008

PROCESSED
JUL 23 2008
THOMSON REUTERS

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

7/21

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

MTU Aero Engines

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

RECEIVED
2008 JUL 21 A

Von: newsroom@dgap.de
Gesendet: Mittwoch, 2. Juli 2008 15:38
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 26 Abs. 1 Satz 2 / Confirmation of Publication: Voting Rights announcement

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

02.07.2008

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Erklärung nach § 26 Abs. 1 Satz 2 WpHG (Eigene Aktien)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

02.07.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit teilt die MTU Aero Engines Holding AG, ISIN DE000A0D9PT0, gemäß §§ 21 Abs. 1 Satz 1, 26 Abs. 1 Satz 2 WpHG mit, dass sie am 1. Juli 2008 die Schwelle von 5 % an ihren eigenen Aktien überschritten hat und nunmehr 5,0262% (entspricht 2.613.606 Stimmrechten) eigene Aktien hält.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	02.07.2008 15:35
Reuters	02.07.2008 15:35

vwd:	vwd	02.07.2008 15:35

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	02.07.2008 15:35
	dpa-afx	02.07.2008 15:35
	dgap.de	02.07.2008 15:35
	FTD	02.07.2008 15:35

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	02.07.2008 15:35
Belgien	De Tijd	02.07.2008 15:35
Belgien	Belga	02.07.2008 15:35
Bulgarien	Pari	02.07.2008 15:35
Bulgarien	econ.bg	02.07.2008 15:35
Bulgarien	BTA	02.07.2008 15:35
Dänemark	Borsen	02.07.2008 15:35
Dänemark	ErhvervsBladet	02.07.2008 15:35
Estland	Postimees	02.07.2008 15:35
Estland	Eesti Ekspress	02.07.2008 15:35
Estland/Lettland/Litauen	BNS	02.07.2008 15:35
Finnland	Kauppalehti Oy	02.07.2008 15:35
Finnland	Helsingin Sanomat	02.07.2008 15:35
Frankreich	Les Echos	02.07.2008 15:35
Frankreich	boursier.com	02.07.2008 15:35

Frankreich	AFP	02.07.2008 15:35
Griechenland	Express	02.07.2008 15:35
Griechenland	Reporter.gr	02.07.2008 15:35
Griechenland	ANA	02.07.2008 15:35
Großbritannien	The Financial Times	02.07.2008 15:35
Großbritannien	FT.com	02.07.2008 15:35
Großbritannien/Irland	Press Association	02.07.2008 15:35
Irland	Irish Independent	02.07.2008 15:35
Irland	The Irish Times	02.07.2008 15:35
Island	Vidskiptabladid	02.07.2008 15:35
Island	mbl.is	02.07.2008 15:35
Italien	Il Sole 24 Ore	02.07.2008 15:35
Italien	AGI	02.07.2008 15:35
Kroatien	Poslovni dnevnik	02.07.2008 15:35
Kroatien	Banka magazine	02.07.2008 15:35
Kroatien	Hina	02.07.2008 15:35
Lettland	Dienas Bizness	02.07.2008 15:35
Lettland	FinanceNet	02.07.2008 15:35
Liechtenstein	Liechtensteiner Volksblatt	02.07.2008 15:35
Liechtenstein	Radio Liechtenstein	02.07.2008 15:35
Litauen	Verslo Zinios	02.07.2008 15:35
Luxemburg	Luxemburger Wort	02.07.2008 15:35
Luxemburg	wort.lu	02.07.2008 15:35
Malta	Independent	02.07.2008 15:35

	Malta	The Times of Malta	02.07.2008 15:35
	Niederlande	Financieele Dagblad	02.07.2008 15:35
	Niederlande	IEX.nl	02.07.2008 15:35
	Niederlande	ANP	02.07.2008 15:35
	Norwegen	aftenposten.no	02.07.2008 15:35
	Norwegen	Aftenposten	02.07.2008 15:35
	Norwegen	NTB	02.07.2008 15:35
	Polen	Gazeta Prawna	02.07.2008 15:35
	Polen	Parkiet	02.07.2008 15:35
	Polen	PAP	02.07.2008 15:35
	Portugal	Expresso	02.07.2008 15:35
	Portugal	Lusa	02.07.2008 15:35
	Portugal	Diario Economico	02.07.2008 15:35
	Rumänien	Capital	02.07.2008 15:35
	Rumänien	Ziarul financiar	02.07.2008 15:35
	Rumänien	Rompres	02.07.2008 15:35
	Schweden	Dagens Industri	02.07.2008 15:35
	Schweden	e24	02.07.2008 15:35
	Schweden	TT	02.07.2008 15:35
	Schweiz	AWP	02.07.2008 15:35
	Schweiz	Finanz und Wirtschaft	02.07.2008 15:35
	Schweiz	finanzinfo.ch	02.07.2008 15:35
	Skandinavien / Baltikum	OMX Group	02.07.2008 15:35
	Slowakei	Hospodarske noviny	02.07.2008 15:35

Slowakei	oPeniazoch	02.07.2008 15:35
Slowakei	TASR	02.07.2008 15:35
Slowenien	Finance	02.07.2008 15:35
Slowenien	Kapital (not daily)	02.07.2008 15:35
Slowenien	STA	02.07.2008 15:35
Spanien	La Gacetta	02.07.2008 15:35
Spanien	CincoDias	02.07.2008 15:35
Spanien	EFE	02.07.2008 15:35
Tschechische Republik	Hospodarske Noviny	02.07.2008 15:35
Tschechische Republik	hn.ihned.cz	02.07.2008 15:35
Tschechische Republik	CTK	02.07.2008 15:35
Ungarn	MTI	02.07.2008 15:35
Ungarn	magyartokepiac.hu	02.07.2008 15:35
Ungarn	Magyar Tokepiac	02.07.2008 15:35
Zypern	xak.com	02.07.2008 15:35
Zypern	CNA	02.07.2008 15:35
Zypern	Financial Mirror	02.07.2008 15:35
Österreich	WirtschaftsBlatt	02.07.2008 15:35
Österreich	wirtschaftsblatt.at	02.07.2008 15:35
Österreich	APA	02.07.2008 15:35

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Mittwoch, 2. Juli 2008 15:51

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

02.07.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Barclays Compliance, London, England, hat uns mit Schreiben vom 27. Juni 2008 folgendes mitgeteilt:

We, Barclays Plc, London, England, would like to make the following notifications regarding the holding of voting rights held in MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München, according to §§ 21, 22 WpHG in our name and in the name of our subsidiary Barclays Bank Plc, London, England.

1. Notification of voting rights in our name and on our behalf (Barclays Plc)

Barclays Plc, London, England, exceeded the 5% threshold of § 21 para. 1 WpHG on 22 April 2008 and at that date held 6.26% of the voting rights (i.e. 3,257,284 shares with voting rights) in MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München.

Barclays Plc was attributed 5.53% (i.e. 2,875,987 shares with voting rights) in MTU Aero Engines Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG and 0.73% (i.e. 381,297 shares with voting rights) pursuant to § 22 para. 1 sent. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG.

Barclays Plc, London, England, fell below the 5% and the 3% threshold of § 21 para. 1 WpHG on 25 April 2008 and at that date held 0.77% of the voting rights (i.e. 406,699 shares with voting rights) in MTU Aero Engines Holding AG.

Barclays Plc was attributed 0.77% (i.e. 406,699 shares with voting rights) pursuant to § 22 para. 1 sent. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG.

2. Notification of voting rights in the name and on behalf of Barclays Bank Plc

Barclays Bank Plc, London, England, exceeded the 5% threshold of § 21 para. 1 WpHG on 22 April 2008 and at that date held 6.26% of the voting rights (i.e. 3,257,284 shares with voting rights) in MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München.

Barclays Bank Plc was attributed 3.03% (i.e. 1,577,037 shares with voting rights) in MTU Aero Engines Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG and 0.73% (i.e. 381,297 shares with voting rights) pursuant to § 22 para. 1 sent. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG.

Barclays Bank Plc, London, England, fell below the 5% and 3% threshold of § 21 para. 1 WpHG on 25 April 2008 and at that date held 0.77% of the voting rights (i.e. 406,699 shares with voting rights) in MTU Aero Engines Holding AG.

Barclays Bank Plc was attributed 0.77% (i.e. 406,699 shares with voting rights) pursuant to § 22 para. 1 sent. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	02.07.2008 15:49
	Reuters	02.07.2008 15:49
vwd:	vwd	02.07.2008 15:49

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	02.07.2008 15:49
	dpa-afx	02.07.2008 15:49
	dgap.de	02.07.2008 15:49
	FTD	02.07.2008 15:49

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	02.07.2008 15:49
Belgien	De Tijd	02.07.2008 15:49
Belgien	Belga	02.07.2008 15:49
Bulgarien	Pari	02.07.2008 15:49
Bulgarien	econ.bg	02.07.2008 15:49
Bulgarien	BTA	02.07.2008 15:49
Dänemark	Borsen	02.07.2008 15:49
Dänemark	ErhvervsBladet	02.07.2008 15:49
Estland	Postimees	02.07.2008 15:49
Estland	Eesti Ekspress	02.07.2008 15:49
Estland/Lettland/Litauen	BNS	02.07.2008 15:49
Finnland	Kauppalehti Oy	02.07.2008 15:49
Finnland	Helsingin Sanomat	02.07.2008 15:49
Frankreich	Les Echos	02.07.2008 15:49
Frankreich	boursier.com	02.07.2008 15:49
Frankreich	AFP	02.07.2008 15:49
Griechenland	Express	02.07.2008 15:49
Griechenland	Reporter.gr	02.07.2008 15:49
Griechenland	ANA	02.07.2008 15:49
Großbritannien	The Financial Times	02.07.2008 15:49
Großbritannien	FT.com	02.07.2008 15:49
Großbritannien/Irland	Press Association	02.07.2008 15:49
Irland	Irish Independent	02.07.2008 15:49

	Irland	The Irish Times	02.07.2008 15:49
	Island	Vidskiptabladid	02.07.2008 15:49
	Island	mbl.is	02.07.2008 15:49
	Italien	Il Sole 24 Ore	02.07.2008 15:49
	Italien	AGI	02.07.2008 15:49
	Kroatien	Poslovni dnevnik	02.07.2008 15:49
	Kroatien	Banka magazine	02.07.2008 15:49
	Kroatien	Hina	02.07.2008 15:49
	Lettland	Dienas Bizness	02.07.2008 15:49
	Lettland	FinanceNet	02.07.2008 15:49
	Liechtenstein	Liechtensteiner Volksblatt	02.07.2008 15:49
	Liechtenstein	Radio Liechtenstein	02.07.2008 15:49
	Litauen	Verslo Zinios	02.07.2008 15:49
	Luxemburg	Luxemburger Wort	02.07.2008 15:49
	Luxemburg	wort.lu	02.07.2008 15:49
	Malta	Independent	02.07.2008 15:49
	Malta	The Times of Malta	02.07.2008 15:49
	Niederlande	Financieele Dagblad	02.07.2008 15:49
	Niederlande	IEX.nl	02.07.2008 15:49
	Niederlande	ANP	02.07.2008 15:49
	Norwegen	aftenposten.no	02.07.2008 15:49
	Norwegen	Aftenposten	02.07.2008 15:49
	Norwegen	NTB	02.07.2008 15:49
	Polen	Gazeta Prawna	02.07.2008 15:49

	Polen	Parkiet	02.07.2008 15:49
	Polen	PAP	02.07.2008 15:49
	Portugal	Expresso	02.07.2008 15:49
	Portugal	Lusa	02.07.2008 15:49
	Portugal	Diario Economico	02.07.2008 15:49
	Rumänien	Capital	02.07.2008 15:49
	Rumänien	Ziarul financiar	02.07.2008 15:49
	Rumänien	Rompres	02.07.2008 15:49
	Schweden	Dagens Industri	02.07.2008 15:49
	Schweden	e24	02.07.2008 15:49
	Schweden	TT	02.07.2008 15:49
	Schweiz	AWP	02.07.2008 15:49
	Schweiz	Finanz und Wirtschaft	02.07.2008 15:49
	Schweiz	finanzinfo.ch	02.07.2008 15:49
	Skandinavien / Baltikum	OMX Group	02.07.2008 15:49
	Slowakei	Hospodarske noviny	02.07.2008 15:49
	Slowakei	oPeniazoch	02.07.2008 15:49
	Slowakei	TASR	02.07.2008 15:49
	Slowenien	Finance	02.07.2008 15:49
	Slowenien	Kapital (not daily)	02.07.2008 15:49
	Slowenien	STA	02.07.2008 15:49
	Spanien	La Gacetta	02.07.2008 15:49
	Spanien	CincoDias	02.07.2008 15:49
	Spanien	EFE	02.07.2008 15:49

Tschechische Republik	Hospodarske Noviny	02.07.2008 15:49
Tschechische Republik	hn.ihned.cz	02.07.2008 15:49
Tschechische Republik	CTK	02.07.2008 15:49
Ungarn	MTI	02.07.2008 15:49
Ungarn	magyartokepiac.hu	02.07.2008 15:49
Ungarn	Magyar Tokepiac	02.07.2008 15:49
Zypern	xak.com	02.07.2008 15:49
Zypern	CNA	02.07.2008 15:49
Zypern	Financial Mirror	02.07.2008 15:49
Österreich	WirtschaftsBlatt	02.07.2008 15:49
Österreich	wirtschaftsblatt.at	02.07.2008 15:49
Österreich	APA	02.07.2008 15:49

FERINO, Petra

RECEIVED
2008 JUL 21 A 10: 7

Von: newsroom@dgap.de
Gesendet: Mittwoch, 2. Juli 2008 15:44
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

02.07.2008

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

02.07.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Franklin Templeton Investments, Fort Lauderdale, Florida, USA, hat uns mit Schreiben vom 27. Juni 2008 folgendes mitgeteilt:

Franklin Templeton Institutional, LLC, New York, USA, hereby gives notice pursuant to Section 21 (1) WpHG that its shares of the total voting rights in MTU Aero Engines Holding AG, München, Germany, has fallen below the threshold of 3% on 25 June, 2008 when voting rights reached 2.98% which totals to 1,550,400 voting shares. All of these voting rights were attributable to us under Section 22 paragraph 1 sent. 1 No. 6 WpHG. At the present time, no individual fund or series fund managed by Franklin Templeton Institutional, LLC, holds 3% or more of the total voting rights in MTU Aero Engines Holding AG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
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Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	02.07.2008 15:42
Reuters	02.07.2008 15:42
vwd	02.07.2008 15:42

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	02.07.2008 15:42
dpa-afx	02.07.2008 15:42
dgap.de	02.07.2008 15:42
FTD	02.07.2008 15:42

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	02.07.2008 15:42
Belgien	De Tijd	02.07.2008 15:42
Belgien	Belga	02.07.2008 15:42
Bulgarien	Pari	02.07.2008 15:42
Bulgarien	econ.bg	02.07.2008 15:42
Bulgarien	BTA	02.07.2008 15:42
Dänemark	Borsen	02.07.2008 15:42
Dänemark	ErhvervsBladet	02.07.2008 15:42
Estland	Postimees	02.07.2008 15:42
Estland	Eesti Ekspress	02.07.2008 15:42
Estland/Lettland/Litauen	BNS	02.07.2008 15:42
Finnland	Kauppalehti Oy	02.07.2008 15:42

Finnland	Helsingin Sanomat	02.07.2008 15:42
Frankreich	Les Echos	02.07.2008 15:42
Frankreich	boursier.com	02.07.2008 15:42
Frankreich	AFP	02.07.2008 15:42
Griechenland	Express	02.07.2008 15:42
Griechenland	Reporter.gr	02.07.2008 15:42
Griechenland	ANA	02.07.2008 15:42
Großbritannien	The Financial Times	02.07.2008 15:42
Großbritannien	FT.com	02.07.2008 15:42
Großbritannien/Irland	Press Association	02.07.2008 15:42
Irland	Irish Independent	02.07.2008 15:42
Irland	The Irish Times	02.07.2008 15:42
Island	Vidskiptabladid	02.07.2008 15:42
Island	mbl.is	02.07.2008 15:42
Italien	Il Sole 24 Ore	02.07.2008 15:42
Italien	AGI	02.07.2008 15:42
Kroatien	Poslovni dnevnik	02.07.2008 15:42
Kroatien	Banka magazine	02.07.2008 15:42
Kroatien	Hina	02.07.2008 15:42
Lettland	Dienas Bizness	02.07.2008 15:42
Lettland	FinanceNet	02.07.2008 15:42
Liechtenstein	Liechtensteiner Volksblatt	02.07.2008 15:42
Liechtenstein	Radio Liechtenstein	02.07.2008 15:42
Litauen	Verslo Zinios	02.07.2008 15:42

Luxemburg	Luxemburger Wort	02.07.2008 15:42
Luxemburg	wort.lu	02.07.2008 15:42
Malta	Independent	02.07.2008 15:42
Malta	The Times of Malta	02.07.2008 15:42
Niederlande	Financieele Dagblad	02.07.2008 15:42
Niederlande	IEX.nl	02.07.2008 15:42
Niederlande	ANP	02.07.2008 15:42
Norwegen	aftenposten.no	02.07.2008 15:42
Norwegen	Aftenposten	02.07.2008 15:42
Norwegen	NTB	02.07.2008 15:42
Polen	Gazeta Prawna	02.07.2008 15:42
Polen	Parkiet	02.07.2008 15:42
Polen	PAP	02.07.2008 15:42
Portugal	Expresso	02.07.2008 15:42
Portugal	Lusa	02.07.2008 15:42
Portugal	Diario Economico	02.07.2008 15:42
Rumänien	Capital	02.07.2008 15:42
Rumänien	Ziarul financiar	02.07.2008 15:42
Rumänien	Rompres	02.07.2008 15:42
Schweden	Dagens Industri	02.07.2008 15:42
Schweden	e24	02.07.2008 15:42
Schweden	TT	02.07.2008 15:42
Schweiz	AWP	02.07.2008 15:42
Schweiz	Finanz und Wirtschaft	02.07.2008 15:42

	Schweiz	finanzinfo.ch	02.07.2008 15:42
	Skandinavien / Baltikum	OMX Group	02.07.2008 15:42
	Slowakei	Hospodarske noviny	02.07.2008 15:42
	Slowakei	oPeniazoch	02.07.2008 15:42
	Slowakei	TASR	02.07.2008 15:42
	Slowenien	Finance	02.07.2008 15:42
	Slowenien	Kapital (not daily)	02.07.2008 15:42
	Slowenien	STA	02.07.2008 15:42
	Spanien	La Gacetta	02.07.2008 15:42
	Spanien	CincoDias	02.07.2008 15:42
	Spanien	EFE	02.07.2008 15:42
	Tschechische Republik	Hospodarske Noviny	02.07.2008 15:42
	Tschechische Republik	hn.ihned.cz	02.07.2008 15:42
	Tschechische Republik	CTK	02.07.2008 15:42
	Ungarn	MTI	02.07.2008 15:42
	Ungarn	magyartokepiac.hu	02.07.2008 15:42
	Ungarn	Magyar Tokepiac	02.07.2008 15:42
	Zypern	xak.com	02.07.2008 15:42
	Zypern	CNA	02.07.2008 15:42
	Zypern	Financial Mirror	02.07.2008 15:42
	Österreich	WirtschaftsBlatt	02.07.2008 15:42
	Österreich	wirtschaftsblatt.at	02.07.2008 15:42
	Österreich	APA	02.07.2008 15:42

END